SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

U.S. CONCRETE, INC.

(Name of Subject Company (Issuer) and Filing Person)

Options to Purchase Common Stock, par value $.001 per share,

Having an Exercise Price of $8.00 or More

(Title of Class of Securities)

90333L 10 2

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Donald C. Wayne

Vice President, General Counsel and Corporate Secretary

U.S. Concrete, Inc.

2925 Briarpark, Suite 500

Houston, Texas 77042

(713) 499-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Ted W. Paris

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002

(713) 229-1234

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $119.

Form of Registration No.: 005-56937.

Filing Party: U.S. Concrete, Inc.

Date filed: August 22, 2003.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on August 22, 2003 by U.S. Concrete, Inc. (the “Company”), as previously amended by Amendment No. 1 to the Schedule TO filed with the Commission on September 9, 2003 (“Amendment No. 1”). Capitalized terms this Amendment uses but does not define have the respective meanings given to them in the Schedule TO and its exhibits.

ITEM 1.

Item 1 of the Schedule TO, as amended by Amendment No. 1, which incorporates by reference information contained in the Offer to Exchange, is hereby amended as follows:

The first sentence of the first paragraph of Question 25 of the section of the Offer to Exchange entitled “Summary Term Sheet” is hereby amended and restated in its entirety as follows:

“This offer is subject to a number of conditions as described in Section 5 of this Offer to Exchange.”

ITEM 4.

Item 4 of the Schedule TO, as amended by Amendment No. 1, which incorporates by reference information contained in the Offer to Exchange, is hereby amended as follows:

(1)    The first sentence of the second paragraph of the section of the Offer to Exchange entitled “Conditions of the Offer” is hereby amended and restated in its entirety as follows:

“Notwithstanding any other provision of this offer, we will not be required to accept any eligible options tendered for exchange, and we may terminate or amend this offer or postpone our acceptance and cancellation of any eligible options tendered for exchange, in each case subject to certain securities laws and limitations, if at any time on or after August 22, 2003 and before the expiration date of this offer any of the following events has occurred or has been determined by us to have occurred:”

(2)    Lettered paragraph (a) of the section of the Offer to Exchange entitled “Conditions of the Offer” is hereby amended and restated in its entirety as follows:

“(a)    there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this offer, the acquisition of some or all of the options tendered for exchange pursuant to this offer, the issuance of restricted stock in exchange for tendered eligible options, or otherwise relates in any manner to this offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of our company or our subsidiaries;”

(3)    Lettered paragraph (b)(iii) of the section of the Offer to Exchange entitled “Conditions of the Offer” is hereby amended and restated in its entirety as follows:

“ or (iii) materially and adversely affect the business, condition (financial or other), income, operations or prospects of our company or our subsidiaries;”

(4)    Lettered paragraph (b)(iv) of the section of the Offer to Exchange entitled “Conditions of the Offer” is hereby deleted in its entirety.

(5)    Lettered paragraph (c)(v) of the section of the Offer to Exchange entitled “Conditions of the Offer” is hereby amended and restated in its entirety as follows:

“(v)    any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of our company or our subsidiaries or on the trading in our common stock;”

(6)    The first paragraph of the section of the Offer to Exchange entitled “Acceptance Of Options For Exchange” is hereby amended and restated in its entirety as follows:

“On the terms and subject to the conditions of the offer, if we elect to accept any eligible options, we will accept for exchange and cancel all eligible options properly tendered and not validly withdrawn prior to the expiration date. If we accept your eligible options that are properly tendered and not validly withdrawn:

•	we will give you notice of our acceptance promptly following the expiration date;

•	our communication to you indicating our acceptance will be evidence of our binding agreement with you;

•	your eligible options will be canceled on the expiration date;

•	you will no longer have any rights with respect to your eligible options;

•	you will become the owner of shares of restricted stock on the expiration date; and

•	we will mail you a conformed copy of your new restricted stock award promptly after the expiration of the offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

U.S. CONCRETE, INC.

By:	/s/ Donald C. Wayne
Donald C. Wayne Vice President, General Counsel and Corporate Secretary

Dated: September 15, 2003

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

(a) (1) (A)*	Offer to Exchange, dated August 22, 2003.

(a) (1) (B)*	Form of Letter of Transmittal.

(a) (1) (C)*	Form of Letter to Holders.

(a) (1) (D)*	Pages 26 through 50 of the U.S. Concrete, Inc. Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, incorporated herein by reference.

(a) (1) (E)*	Pages 1 through 10 of the U.S. Concrete, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the Securities and Exchange Commission on August 14, 2003, incorporated herein by reference.

(a) (1) (F)*	Computation of ratio of earnings to fixed charges.

(a) (1) (G)*	Form of Letter to Holders dated September 9, 2003.

(b)	Not applicable.

(d) (1)*	1999 Incentive Plan of U.S. Concrete, Inc., filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-74855), and incorporated herein by reference.

(d) (2)*	2001 Employee Incentive Plan of U.S. Concrete, Inc., filed as Exhibit 4.6 to U.S. Concrete’s Registration Statement on Form S-8 (Reg. No. 333-60710) and incorporated herein by reference.

(d) (3) *	Representative Sample of Restricted Stock Award Agreement (included as Schedule B to Exhibit (a)(1)(A) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.